Exhibit 99.1

Puhui Wealth Investment Management Co., Ltd. Announces Financial Results for the Six Months Ended December 31, 2021

BEIJING, China, July 1, 2022 (GLOBE NEWSWIRE) -- Puhui Wealth Investment Management Co., Ltd. (Nasdaq: PHCF) (“Puhui” or the “Company”), a China-based third-party wealth management service provider with a focus on wealth management services for high net worth (“HNW”) individuals and corporate clients, today announced its financial results for the six months ended December 31, 2021. The Company also filed these results on Form 6-K with the Securities and Exchange Commission, which can be viewed at www.sec.gov. All amounts in this press release are in USD unless otherwise noted.

Financial and Operating Highlights

●	Revenues for the six months ended December 31, 2021 were $ 1,007,700, as compared to $596,981 in the same period of 2020.

●	The Company continues to add incremental HNW clientele, with new HNW clients transacting with Puhui totaling 59 for the six months ended December 31, 2021, as compared to 42 for the six months ended December 31, 2020.

●	As of December 31, 2021, the Company’s subsidiary served as manager or general partner of four funds with an aggregate of approximately $16.6 million under management, as compared to five funds with an aggregate of approximately $16.7 million as of June 30, 2021.

●	As of December 31, 2021, the Company maintained sales and service locations based in Beijing, Shanghai, Suzhou, Qingdao and Hong Kong.

●	Puhui had approximately $1.0 million of cash and approximately $0.1 million of working capital deficit as of December 31, 2021, as compared to approximately $0.6 million of cash and approximately $0.5 million of working capital deficit as of June 30, 2021.

Mr. Zhe Ji, the Chairman and CEO of the Company stated, “We are pleased to announce that we delivered solid results for the six months ended December 31, 2021, highlighted by the increase in our total revenue and the number of new HNW clients compared to December 31, 2020. Our total revenue increased by 68.8% year-over-year, demonstrating our success in executing strategic business initiatives and growth plans. The increased number of new HNW clients reflects the recognition of our brand and the quality of our services. The solid results once again prove our capabilities to make significant progress on business growth. Despite the challenging macro environment, we remain focused on implementing our unique investment strategy, providing high-quality services to our clients, and expanding our business. We will continue our efforts to expand our services globally and offer a diversified product portfolio to our clients by leveraging the strengths and advantages of our Hong Kong subsidiary, Granville Financial Services Company Limited.”

Mr. Ji continued, “As most regions are gradually recovering from the COVID-19 pandemic in China, we are more optimistic about the opportunities in the wealth management industry in the near future. We believe that our talented and dedicated team and strategic long-term development plan have positioned Puhui well to capture the opportunities to grow business in the industry. We will continue to focus on our future strategic objectives, improve operating efficiency, and explore growth opportunities for our business. Through leveraging extensive experience and expertise in the wealth management industry, we will continue providing targeted financial advisory services to best serve the demand of our clients as we value our relationships with our clients. Looking ahead, upholding our mission that put our clients’ interests first and serving with our expertise, we aim to seize the opportunities in the wealth management in China to expand our client base and grow our business in 2022 and beyond.”

Financial Review for the Six Months Ended December 31, 2021

Wealth Management

●	Since our fiscal year ended June 30, 2017, Puhui’s core business has been the marketing of wealth management product advisory services to HNW clients and small and medium enterprises in China. As a growing independent wealth management service provider, the Company maintains a sizable client base, consisting of 1,413 clients as of December 31, 2021, as compared to 1,148 clients as of December 31, 2020.

Asset Management

●	Starting in June 2017, Puhui also launched its in-house asset management business. As of December 31, 2021, the Company’s subsidiaries served as manager or general partner of four funds with an aggregate of approximately $16.6 million under management, compared to $16.7 million under management as of June 30, 2021. The decrease was primarily due to return of principle to investors.

Revenues

●	The Company categorizes revenues into third-party revenues and related-party revenues. Revenues mainly include one-time commissions, recurring service fees and recurring management fees. Related party revenues consist primarily of one-time commission fees charged for affiliates or recurring management fees received from fund/limited partnership where the Company’s subsidiaries serve as manager or general partner. The Company’s affiliates are entities under common control of one of its principal shareholders.

●	Total revenues were $1,007,700 for the six months ended December 31, 2021, compared to $596,981 in the six-month period in 2020, an increase of $ 410,719, or 68.8%. The overall increase was mainly due to increase in one-time commission fees from related parties as a result of increase in HNW clients who brought financial products from our customers and recurring service fees from existing customers.

Cost of Revenues

●	Puhui’s cost of revenues consist of compensation paid to financial product development team members along with benefits. The Company’s cost of revenues were $135,330 and $157,233 for the six months ended December 31, 2021 and 2020, a decrease of $21,903, or 13.9%. Cost of revenues for the six months ended December 31, 2021 slightly decreased mainly due to decrease in number of employees in product development department from seven to six.

Operating Expenses

●	The Company’s operating expenses increased to approximately $3.3 million in the six months ended December 31, 2021 from approximately $2.9 million in the same period in 2020, an increase of approximately $0.4 million, or 14.3%, largely due to an increase in goodwill impairment loss of approximately $0.5 million from our subsidiary Granville Financial Services Company Limited (“Granville”) due to reduced profit projection as a result of impact from COVID-19 resurgence in 2022.

Other Expenses

●

The Company’s other expenses increased to approximately $1.2 million in the six month ended December 31, 2021 from approximately $0.04 million in the same period in 2020, an increase of approximately $1.1 million, or 2,747.7%, mainly due to an increase in amortization on discount of approximately $0.7 million in other finance expenses and the loss of approximately of $0.4 million from disposal of the Company’s 70%   owned subsidiary, Beijing Ruyue Jiahe Management Consulting Co., Ltd. (“Beijing Jiahe”), including Beijing Jiahe’s 70% owned  subsidiary, Beijing Lingsheng Chuangyuan Management Consulting Co., Ltd. (“Beijing Lingsheng”).

Net Loss Attributable to Puhui Wealth

●	Net loss attributable to Puhui Wealth for the six-month period ended December 31, 2021 was approximately $3.4 million, as compared to approximately $2.4 million for the six month period ended December 31, 2020, an increase of approximately $1.0 million, or 37.6%, due to an increase in amortization on discount of approximately $0.7 million, loss from disposal of subsidiaries of approximately $0.4 million, and impairment expenses of approximately $0.5 million, which offset with the increase in revenue by approximately $0.4 million.

Liquidity and Capital Resources

●

For the six months ended December 31, 2021, the Company had net loss of approximately $3.5 million, cash outflow from operating activities of approximately $1.8 million, and cash inflow from financing activities of approximately $2.2 million. Its net cash flow provided approximately $0.4 million cash for the six months ended December 31, 2021. As of December 31, 2021, the Company’s working capital deficit was approximately $0.1 million and had cash of approximately $1.0 million. Also, the Company had approximately $0.2 million deferred revenue generated from management fees it collected from funds it managed  and commission fees from  Beijing Ruba Management Consulting Center,  a related party under common control of the Company’s CEO, Mr. Zhe Ji, which the Company expect to realize in the upcoming three years and do not expect to make any significant refund based on historical experience. Excluding deferred revenue, our working capital was approximately $67,000 as of December 31, 2021. Management believes that the Company currently has sufficient cash over the next twelve months to operate at its current levels. Based on its current revenue and expense projection, the Company believes it will generate approximately the same amount of revenue in the coming year as compared to the current period based on revenue expected to be generated from existing clients and development of potential clients. In addition, several investments made by the Company’s managed funds are expected to be liquidated and the Company is entitled to additional performance bonuses. If the Company’s revenue does not achieve its expected level, management plans to implement cost saving measures to reduce operating cash outflow. Furthermore, the Company’s principal shareholder has committed to provide financial support to fund the Company’s working capital needs whenever necessary.

On August 18, 2021, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain institutional investor (the “Investor”), pursuant to which the Company agreed to sell and the Investor will purchase a Convertible Subordinated Debenture (the “Convertible Debenture”) in the principal amount of $2,750,000 with an original issue discount of 10% (the “Transaction”).

On August 20, 2021, pursuant to the Securities Purchase Agreement, the Company issued the Convertible Debenture to the Investor. The Convertible Debenture bears interest at the rate of 8.00% per year from the date of original issuance and matures on February 20, 2022. The Convertible Debenture shall be convertible (in whole or in part), at the option of the Investor, into the Company’s ordinary shares, par value $0.001 per share (“Ordinary Shares”) at a conversion price (“Conversion Price”) of the lesser of (i) $5.00, subject to certain adjustment and (ii) the Alternate Conversion Price (as defined below). During any period that the bid price of the Ordinary Shares is lower than $6.25, (the “Restricted Period”), the Conversion Price applicable shall equal 80% of the average of the three (3) lowest daily volume weighted average prices (“VWAP”) during the “measurement period”, which is a 10-trading-day period starting 5 trading days prior to and ending 4 trading days after the date the ordinary shares are delivered pursuant to applicable conversion notice (the “Alternate Conversion Price”), provided, that the Alternate Conversion Price shall not be lower than $0.60.

As of December 31, 2021, 1,662,172 shares were issued for a partial conversion of $2,537,090 principal and interest amount of the Convertible Debenture with an average conversion price of approximately $1.53. As of February 28, 2022, all remaining outstanding balance under the Convertible Debenture has been converted.

About Puhui Wealth Investment Management Co., Ltd.

Headquartered in Beijing, the Company, incorporated under the laws of Cayman Islands as a holding company, is a third-party wealth management service provider focusing on marketing financial products to, and managing funds for, HNW individuals and corporate clients in the People’s Republic of China (“PRC” or “China”), with the main operating activities conducted through the variable interest entity Puhui Wealth Investment Management (Beijing) Co. Ltd (“Puhui Beijing”), or the VIE, and its subsidiaries in China. More information about the Company can be found at: www.puhuiwealth.com.

Additional Disclosure Concerning COVID-19

The impacts of COVID-19 on Puhui’s business, financial condition, and results of operations include, but are not limited to, the following:

●	The Company reopened its offices in June 2020 as COVID-19 was under control in China. Due to regulations about public gatherings, the Company was not able to hold offline meetings and seminars for customers and have reduced the headcount of our sales and marketing departments. For the six months ended December 31, 2021, we did not have any office closure; however, our offices in Shanghai and Beijing were closed from March to mid-June in 2022 due to the COVID-19 subvariant of omicron occurred early March 2022 in China.

●	For the six months ended December 31, 2021, Puhui’s business was impacted by the uncertainty in the macroeconomic outlook as a result of slower economic growth and the impact of COVID-19. Investors became increasingly conservative in investing in financial products, especially products based on equities in China. As such, the aggregate value of wealth management products the Company distributed decreased. Our subsidiary in Hong Kong, Granville was also impacted as a result of reduced customers from China due to travel restriction, as such, Granville recorded approximately $ 0.5 million of goodwill impairment as a result of reduced profit projection.

Because of the uncertainty surrounding the COVID-19 outbreak, the business disruption and the financial impact related to the outbreak of and response to the COVID-19 outbreak cannot be reasonably estimated at this time.

Forward Looking Statement

This news release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that indicate future events or trends or are not statements of historical matters. These statements are based on our management’s current expectations and beliefs, as well as a number of assumptions concerning future events.

Such forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside of our control and all of which could cause actual results to differ materially from the results discussed in the forward-looking statements. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements can be found in our reports filed with the Securities and Exchange Commission, including the Company’s most recently filed Annual Report on Form 20-F and its subsequent filings, which are available, free of charge, on the SEC’s website at www.sec.gov.

For more information, please contact Investor Relations:

Ascent Investor Relations LLC

Tina Xiao, President

Tel: +1 917-609-0333

Email: tina.xiao@ascent-ir.com

PUHUI WEALTH INVESTMENT MANAGEMENT CO., LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Six Months Ended December 31,
	2021	2020
REVENUES
Revenues	$254,850	$124,320
Revenues - related parties	752,850	472,661
Total revenues	1,007,700	596,981

OPERATING EXPENSES
Cost of revenues	(135,330)	(157,233)
Selling expenses	(248,333)	(361,632)
Goodwill Impairment loss	(454,487)	-
General and administrative expenses	(2,440,339)	(2,349,118)
Total operating expenses	(3,278,489)	(2,867,983)

LOSS FROM OPERATIONS	(2,270,789)	(2,271,002)

OTHER INCOME (EXPENSES)
Interest income	37,011	35,039
Other finance expenses	(846,707)	(90,217)
Loss from disposal of subsidiaries	(422,169)	(21,397)
Other income, net	56,675	35,307
Total other expenses, net	(1,175,190)	(41,268)

LOSS BEFORE INCOME TAXES	(3,445,979)	(2,312,270)

(BENEFITS OF) PROVISION FOR INCOME TAXES
Deferred	10,855	(123,002)
Total income tax (benefits) provision	10,855	(123,002)

NET LOSS	(3,456,834)	(2,189,268)

Less: net income (loss) attributable to noncontrolling interest	(89,324)	258,589
NET LOSS ATTRIBUTABLE TO PUHUI WEALTH	$(3,367,510)	$(2,447,857)

NET LOSS	$(3,456,834)	$(2,189,268)

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	(57,074)	110,405

COMPREHENSIVE LOSS	$(3,513,908)	$(2,078,863)

Less: comprehensive income (loss) attributable to noncontrolling interest	(66,576)	261,272)

COMPREHENSIVE LOSS ATTRIBUTABLE TO PUHUI WEALTH	$(3,447,332)	$(2,340,135)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted	12,240,815	11,507,558

LOSS PER SHARE
Basic and diluted	$(0.28)	$(0.21)

PUHUI WEALTH INVESTMENT MANAGEMENT CO., LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	June 30,
	2021	2021
ASSETS
CURRENT ASSETS
Cash	$951,779	$581,289
Short-term investments	398,041	394,767
Accounts receivables-related parties	4,705	222,907
Other receivables	109,679	117,848
Other receivables - related party	957,065	887,955
Prepaid expenses	945,702	1,047,712
Total current assets	3,366,971	3,252,478

PROPERTY AND EQUIPMENT, NET	147,332	190,895

OTHER ASSETS
Long-term security deposits	237,789	234,819
Right-of-use assets	796,654	1,049,069
Long-term prepaid expenses	674,577	837,829
Deferred tax assets, net	167,986	179,310
Intangible asset, net	770,904	821,012
Goodwill	1,409,566	1,864,053
Total other assets	4,057,476	4,986,092

Total assets	$7,571,779	$8,429,465

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Acquisition payable	$208,439	$368,439
Deferred revenue	129,947	377,161
Deferred revenue-related party	83,128	-
Other payables and accrued liabilities	1,033,277	1,133,895
Other payables - related parties	8,587	-
Operating lease liabilities - current	532,435	508,501
Financing lease liabilities - current	50,276	52,492
Convertible notes	161,633	-
Taxes payable	48,439	25,097
Current portion of long-term debt	1,257,311	1,255,687
Total current liabilities	3,513,472	3,721,272

NON-CURRENT LIABILITIES
Operating lease liabilities	203,436	516,262
Financing lease liabilities	-	22,933
Other payable-related parties	1,165,672	909,382
Total non-current liabilities	1,369,108	1,448,577

Total liabilities	4,882,580	5,169,849

PUHUI WEALTH INVESTMENT MANAGEMENT CO., LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

	December 31,	June 30,
	2021	2021
COMMITMENTS AND CONTINGENCIES

EQUITY
Preferred shares, $0.001 par value, 1,000,000 shares authorized, 0 shares issued and outstanding as of December 31, 2021 and June 30, 2021	-	-
Ordinary shares, $0.001 par value, 49,000,000 shares authorized, 13,169,730 and 11,507,558 shares issued and outstanding as of December 31, 2021 and June 30, 2021	13,170	11,508
Additional paid-in capital	24,446,473	21,911,045
Accumulated deficit	(21,688,563)	(18,321,053)
Accumulated other comprehensive income (loss)	209,621	289,443
Total equity attributable to controlling shareholders	2,980,701	3,890,943

Noncontrolling interest	(291,502)	(631,327)

Total equity	2,689,199	3,259,616

Total liabilities and equity	$7,571,779	$8,429,465

PUHUI WEALTH INVESTMENT MANAGEMENT CO., LTD AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended December 31,
	2021	2020

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(3,456,834)	$(2,189,268)
Adjustments to reconcile net loss to net cash
used in operating activities:
Depreciation and amortization	95,850	172,173
Amortization of operating lease right-of-use assets	499,407	579,786
Loss from disposal of subsidiaries	422,169	21,397
Amortization of discount on convertible notes	718,993	-
Goodwill impairment loss	454,487	-
Deferred tax provision (benefits)	10,856	(123,002)
Change in operating assets and liabilities
Accounts receivables	-	368,009
Accounts receivables - related parties	219,206	327,037
Other receivables	9,110	113,037
Prepaid expenses	7,812	106,661
Long-term prepaid expenses	163,431	409,702
Deferred revenue	(249,989)	(43,408)
Other payables and accrued liabilities	(262,871)	369,050
Deferred revenue-related party	82,397	-
Operating lease liabilities	(535,244)	(597,352)
Taxes payable	22,808	(22,116)
Net cash used in operating activities	(1,798,412)	(508,294)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales of short-term investments	1,935	139,507
Loans receivable to related parties	-	(36,931)
Repayment from related parties	(56,851)	-
Net cash provided by investing activities	(54,916)	102,576

CASH FLOWS FROM FINANCING ACTIVITIES:
Loan from related parties	244,415	664,387
Financing lease liabilities payments	(25,917)	(23,017)
Principal payments of long-term debt	(14,867)	(13,300)
Proceeds from convertible notes, net	1,952,623	-
Net cash provided by (used in) financing activities	2,156,254	628,070

EFFECT OF EXCHANGE RATE ON CASH	67,564	(5,295)

INCREASE IN CASH	370,490	217,057

CASH, beginning of period	581,289	744,436

CASH, end of period	$951,779	$961,493

PUHUI WEALTH INVESTMENT MANAGEMENT CO., LTD AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	For the Six Months Ended December 31,
	2021	2020

NON-CASH TRANSACTIONS OF INVESTING AND FINANCING ACTIVITIES
Convertible notes convert to paid in capital	$2,537,090	$-
Initial recognition of right-of-use assets and lease liabilities, net of disposal	$235,448	$-